UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CNL HEALTHCARE PROPERTIES II, INC.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

US12594A1043

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person James M. Seneff, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 410,839.613
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 410,839.613
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 410,839.613
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%*
12.	Type of Reporting Person (See Instructions) IN

*	The percent of the Class reported in this report on Schedule 13G is based on 5,063,324.050 shares of Class A common stock, issued and outstanding as of January 31, 2020.

Page 2 of 6 Pages

Item 1.

(a)	Name of Issuer:

CNL Healthcare Properties II, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

450 South Orange Avenue, Orlando FL, 32801

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed on behalf of James M. Seneff, Jr.

(b)	Address of Principal Business Office, or, if none, Residence:

c/o CHP II Advisors, LLC, 450 South Orange Avenue, Orlando FL, 32801

(c)	Citizenship:

Mr. Seneff is a citizen of the United States of America.

(d)	Title of Class of Securities:

Class A common stock, par value $0.01 per share, of the Issuer.

(e)	CUSIP Number:

US12594A1043

Item 3.

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.S. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: 410,839.613 Class A shares.

(b)	Percent of class: 8.1%, based on 5,063,324.050 shares of Class A common stock, issued and outstanding as of January 31, 2020.

Page 3 of 6 Pages

(c)	Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 410,839.613

(ii)    Shared power to vote or to direct the vote: -0-

(iii)    Sole power to dispose or to direct the disposition of: 410,839.613

(iv)    Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares reported on this Schedule 13G are held of record by CHP II Advisors, LLC, which is an indirect subsidiary of CNL Financial Group, LLC, which is indirectly wholly owned by Mr. Seneff.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 6 Pages

CUSIP No. 524643103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2020

By:	/s/ Tracey B. Bracco
Name:	Tracey B. Bracco,
Title:	Attorney-in-Fact

Page 5 of 6 Pages

EXHIBITS

Exhibit Number	Title

1	Power of Attorney (Previously filed as Exhibit 1 to the Reporting Person’s Schedule 13G filed November 15, 2018 and incorporated herein by reference.).

Page 6 of 6 Pages